Exhibit 99.4

Notice-and-Access Notification

to Beneficial Shareholders

You are receiving this notification as Precision Drilling Corporation (Precision) has elected to utilize the notice-and-access provisions adopted by the Canadian Securities Administrators (Notice-and-Access) for delivery of its information circular and related proxy materials (the Meeting Materials) to its shareholders who do not hold their Precision common shares (Common Shares) in their own name (the Beneficial Shareholders). Precision will not utilize Notice-and-Access with respect to the mailing of the Meeting Materials to its shareholders who hold their Common Shares in their own name (registered shareholders) or to Beneficial Shareholders who have standing instructions, or have otherwise requested, to receive paper copies of materials. Rather, such shareholders will receive paper copies of the Meeting Materials.

The use of this alternative means of delivery is more environmentally friendly as it helps reduce paper use and also reduces the cost of printing and mailing materials to shareholders.

Please review the information circular before voting.

You are invited to our 2016 annual meeting of shareholders:

When	Where
May 11, 2016	Calgary Marriott Downtown Hotel
10:00 a.m. Mountain Daylight Time (MDT)	110 – 9th Avenue SE
Calgary, Alberta T2G 5A6

Items of Business	Section of Information Circular
1. Receive the audited consolidated financial statements and report of the auditors for the year ended December 31, 2015	“Receive the 2015 Consolidated Financial Statements” – see Page 9.
2. Elect the directors	“Elect the Directors” – see Page 9.
3. Appoint the auditors and authorize the directors to fix the auditors’ fees	“Appoint the Auditors” – see Page 21.
4. Have a ‘say on pay’ advisory vote	“Have a ‘Say on Pay’ Advisory Vote” – see Page 22.
5. Confirm the continuation of our shareholder rights plan	“Confirm our Shareholder Rights Plan” – see Page 23.
6. Other business	“Other Business” – see Page 27.

Particulars of the matters to be brought before the Meeting are set forth in the information circular. Shareholders are reminded to review the information circular carefully and in full prior to voting in relation to the matters to be conducted at the meeting.

Websites Where Meeting Materials are Posted

Meeting Materials can be viewed online at www.sedar.com or on our website at www.precisiondrilling.com.

Precision Drilling Corporation	1

Requests for Paper Copies by Beneficial Holders

Beneficial Shareholders may request paper copies of the Meeting Materials to be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the information circular was filed on SEDAR by submitting an online request form at the website www.proxyvote.com or by telephone at 1.877.907.7643 (toll free in North America).

The proxy deposit date and time for Beneficial Shareholders is 10:00 a.m. MDT on May 6, 2016. In order to allow reasonable time for a Beneficial Shareholder to receive and review a paper copy of the Meeting Materials in advance of the proxy deposit date and time, we estimate that any Beneficial Shareholder wishing to request a paper copy of the Meeting Materials should submit such request in accordance with the instructions set forth above on or before April 28, 2016.

Questions

If you have questions on the notice-and-access process, contact our proxy solicitors, Kingsdale Shareholder Services at 1.888.518.1560 (toll free in North America) or 416.867.2272 (outside North America).

Send in your voting instructions right away!

Your completed voting instruction form must be received by Broadridge using one of the following methods by 10:00 a.m. MDT on May 6, 2016 for your vote to count:

¡    Internet: www.proxyvote.com

¡   Telephone:

1.800.474.7493 (English)

1.800.474.7501 (French)

¡    Mail:

Data Processing Centre

PO Box 2800 Stn. LCD

Malton, Mississauga, ON L5T 2T7

If you have questions on the notice-and-access process, contact our proxy solicitors, Kingsdale Shareholder Services.

¡    1.888.518.1560 (toll free in North America)

¡   416.867.2272 (outside North America)

2	Precision Drilling Corporation